Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-03788

Date: February 22, 2005

THE FOLLOWING IS INFORMATION MADE AVAILABLE ON WWW.SHELL.COM
BEGINNING ON FEBRUARY 22, 2005.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN
WHOLE OR IN PART INTO CANADA OR JAPAN

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM
MAATSCHAPPIJ (“ROYAL DUTCH”) AND THE
“SHELL” TRANSPORT AND TRADING COMPANY
(“ST&T”)

QUESTIONS & ANSWERS RELATING TO
RESTRUCTURING

DEFINITIONS

Defined terms used in this document have the meaning ascribed to them in the press release dated 28 October 2004 which for ease of reference are set out below:

“ADR”	American Depositary Receipt.

“GAM”	Annual General Meeting.

“Group”	the Royal Dutch/Shell Group of Companies.

“Royal Dutch”	N.V. Koninklijke Nederlandsche Petroleum Maatschappij.

“Scheme”	the acquisition of ST&T by Royal Dutch Shell plc pursuant to a Scheme of Arrangement under section 425 of the UK Companies Act 1985.

“ST&T”	The “Shell” Transport and Trading Company, p.l.c.

“Tender Offer”	a public exchange offer by Royal Dutch Shell plc for the Royal Dutch ordinary shares.

“Transaction”	the unification of Royal Dutch and ST&T under one new parent company, Royal Dutch Shell plc.

QUESTIONS & ANSWERS

1.	Who is Royal Dutch? Who is ST&T?

The Group has two parent companies, Royal Dutch and ST&T.

Royal Dutch owns 60 per cent of the Group. It is a Dutch company with a wide public share ownership.

ST&T owns 40 per cent of the Group. It is an English company with a wide public share ownership.

2.	What will be the name of the new company?

Royal Dutch Shell plc.

3.	As a shareholder, do I need to take any action now?

No action is required at this stage. In due course documents will be made available explaining the details of the proposals, the conditions to be satisfied and the steps to be taken. It is expected that these detailed documents will be made available in May 2005.

4.	Will I receive shares in the new company?

If you hold Royal Dutch shares and accept the Royal Dutch offer, you will receive shares (or, if you hold Royal Dutch New York registered shares, American depositary receipts) in Royal Dutch Shell plc.

If you hold shares in ST&T, you will automatically receive shares in Royal Dutch Shell plc if the Transaction is completed.

5.	How many shares will I receive?

The terms of the proposed Transaction will provide that Royal Dutch shareholders will be offered 60 per cent of the issued ordinary shares in Royal Dutch Shell plc and ST&T shareholders will be offered 40 per cent of the issued ordinary shares in Royal Dutch Shell plc. Subject to changes in our share capital as a result of our buyback programme, the exchange terms are expected to be that:

•	Royal Dutch ordinary shareholders will be offered two ‘A’ shares in Royal Dutch Shell plc for every one Royal Dutch share currently owned; and

•	ST&T ordinary shareholders will be offered approximately 0.2874 ‘B’ shares in Royal Dutch Shell plc for every one ST&T share currently owned; and

•	Royal Dutch New York Registered shareholders will be offered one ‘A’ ADR for every one Royal Dutch New York share currently owned; and

•	ST&T ADR shareholders will be offered approximately 0.8621 ‘B’ ADRs for every one ST&T ADR currently held.

6.	Are these exchange ratios rounded? Will I get full value for my shares? What will happen to the fractions?

The exchange ratio for shares in Royal Dutch has not been rounded. In the case of ST&T this figure has been rounded for the purposes of the press release. In calculating your share allocations we will use precise ratios such that Royal Dutch shareholders will be offered 60 per cent. of the issued ordinary shares in Royal Dutch Shell plc and ST&T shareholders will be offered 40 per cent. Details of the treatment of fractional entitlements of ST&T shareholders will be contained in documents expected to be made available in May 2005.

7.	Is the new company British or Dutch?

The Group will remain global in nature with operations in over 140 countries worldwide. The new parent company, Royal Dutch Shell plc, will be incorporated in England and Wales and will have a Dutch headquarters and tax residency. It will have its shares listed in London, Amsterdam and, in the form of ADRs, in New York.

8.	When will I get to vote on these proposals?

It is expected that these proposals will be put to shareholders at the Royal Dutch AGM on 28 June 2005 and at meetings held immediately after ST&T’s AGM on 28 June 2005. It is expected that in May 2005 documents will be made available explaining the proposals and also explaining what action you should take.

9.	You say that further details of the Tender Offer and the Scheme of Arrangement will be announced in due course.

Full details of the Royal Dutch Tender Offer and the ST&T Scheme will be detailed in the shareholder documents that are expected to be made available in May 2005. These documents will explain the action that shareholders should take in connection with the proposals. If you are in any doubt as to the course of action you should take you should obtain independent financial advice.

10.	Why are you issuing two types of shares, ‘A’ shares and ‘B’ shares, if the whole idea is to form one new company out of Royal Dutch and ST&T? What is the difference between ‘A’ shares and ‘B’ shares?

The proposals involve a move from two parent companies (Royal Dutch and ST&T) to a single parent (Royal Dutch Shell plc) where all shareholders have identical rights whether they hold ‘A’ or ‘B’ shares. However, in seeking to preserve the current tax treatment of dividends for all shareholders, Royal Dutch Shell plc will have ‘A’ and ‘B’ shares. Royal Dutch shareholders will receive the ‘A’ shares and Dutch-source dividends while ST&T shareholders will receive the ‘B’ shares and, it is expected, UK-source dividends.

11.	What is the difference in the tax treatment of A and B shares?

We are not in a position to give tax advice to shareholders. All we can say is that the holders of ‘A’ shares will receive Dutch-source dividends and the holders of B shares are expected to receive UK-source dividends, just as currently Royal Dutch shareholders receive Dutch-source dividends and ST&T shareholders receive UK-source dividends. If you are in any doubt as to the treatment of dividends received on the ‘A’ or ‘B’ shares you should contact an independent financial or tax adviser.

12.	Can I choose whether I have ‘A’ shares or ‘B’ shares?

No. All existing ST&T shareholders will be offered ‘B’ shares (or ‘B’ ADRs if they currently hold STT ADRs) and all existing Royal Dutch shareholders will be offered ‘A’ shares (or ‘A’ ADRs if they currently hold Royal Dutch New York shares).

13.	When will I receive my new shares?

You will receive your new shares when the proposed Transaction has been approved and implemented. This is expected to be in July 2005.

14.	At a later date can I swap my ‘B’ shares with ‘A’ shares?

At a later date you will be able to trade ‘A’ shares and ‘B’ shares in the market, but Royal Dutch Shell plc will not be able to offer a swapping facility.

15.	At a later date can I buy both ‘A’ shares and ‘B’ shares?

Yes. Both ‘A’ and ‘B’ shares will be listed on the London Stock Exchange and the Euronext Amsterdam Exchange as well as the New York Stock Exchange (in ADR form).

16.	Will the ‘A’ shares and ‘B’ shares be listed on the stock exchanges separately? What stock exchanges will the new company be listed on?

The ‘A’ shares and the ‘B’ shares will both be listed on the London and Euronext Amsterdam stock exchanges and, in ADR form, on the New York stock exchange. They will be separately quoted. It is expected that there will be substantial liquidity in the shares on both London and Euronext.

17.	Are the ‘A’ and ‘B’ shares fungible/interchangeable?

No, the shares are not fungible/interchangeable. Although they are not interchangeable, they have identical rights. The only difference between the ‘A’ and ‘B’ shares is that holders of the ‘A’ shares will receive Dutch-source dividends which are paid in Euros and Holders of the ‘B’ shares are expected to receive UK-source dividends paid in Pounds Sterling.

18.	Will both the ‘A’ and ‘B’ shares be traded on London and Amsterdam markets?

Yes, both shares will trade on both markets as well as, in ADR form, on the New York market.

19.	What currency will the ‘A’ and ‘B’ shares be traded in on each exchange?

Both shares will trade in Pounds Sterling on the London Stock Exchange, in Euros on the Euronext Amsterdam Exchange and in the case of the ADRs, US Dollars on the New York Stock Exchange.

20.	Can you outline the tax treatment of the Transaction for me? What is the capital gains tax position?

A summary of the tax implications of the proposed Transaction for shareholders will be contained in the documents expected to be made available in May 2005. If you would like advice on the tax treatment of the proposed Transaction you should consult an independent financial or tax adviser.

21.	What will the Transaction mean for the share buyback programme? Will you have to be out of the market until the new structure is implemented?

The 2004 US$2.0 billion share buyback programme announced on 29 April 2004 was suspended on 28 October 2004. The suspension was announced due to U.S. securities laws, applicable as a result of the announcement of the Transaction. By the time of the suspension RD, ST&T and other Royal Dutch/Shell Group companies had completed approximately US$1.7 billion of buybacks under the 2004 programme.

On 3 February 2005, it was announced that the buyback programme would be re-launched with immediate effect, with the return of surplus cash to shareholders for the year 2005 expected to be in the range of $3 billion to $5 billion, assuming continued high oil prices. Any purchases will be made in accordance with applicable regulations and consistent with an exemption that has been received from the U.S. Securities and Exchange Commission.

22.	Will the dividend paid on the ‘A’ shares be the same as that paid on the ‘B’ shares?

The cash (i.e. pre-tax) dividend declared on the ‘A’ shares and the ‘B’ shares will be identical. However the tax treatment of dividends may be different depending on whether you hold ‘A’ shares or ‘B’ shares, just as there is currently a difference between the tax treatment of dividends received on Royal Dutch shares and ST&T shares. The tax treatment can also vary significantly according to location and tax circumstances of the shareholder. If you would like advice on the tax treatment of dividends you should consult your own independent financial or tax adviser.

23.	Why are the new company’s dividends to be paid quarterly?

Moving to quarterly dividend payments provides shareholders with more frequent cash flow. It also brings Royal Dutch Shell plc in to line with other leading companies.

24.	If the dividends are to be paid quarterly, does this mean that the total dividend for the year will be more?

No. Quarterly payment does not affect the total amount of dividends being paid, which will continue to be set on the basis of Royal Dutch Shell plc’s commitment to dividend increases at least in line with inflation over time. However, the move to a quarterly dividend does provide more frequent cash flow.

25.	What will the new company’s dividend policy be?

Royal Dutch Shell plc will continue to seek to increase dividends at least in line with inflation over time. Dividends will be paid quarterly (as opposed to semi-annually currently) starting with the dividend for the first quarter of 2005.

26.	What currency will the new dividend be in?

After completion of the Transaction, dividends on “A” and “B” shares will be declared in Euros but the holders of ‘B’ shares will receive dividend payments in Pounds Sterling and holders of ADRs in US Dollars. Royal Dutch Shell plc will continue to seek to increase dividends at least in line with inflation over time.

27.	When will the first quarterly dividend be paid?

The dividend in respect of the first quarter of the 2005 financial year is expected to be declared with the first quarter results and paid by Royal Dutch and ST&T to their respective shareholders in June 2005.

28.	When will Royal Dutch Shell plc’s dividend payment dates be?

Royal Dutch Shell plc is expected to declare its first quarterly dividend, for the second quarter of the 2005 financial year, following completion of the proposed Transaction, which is expected to be in July 2005. The precise dates for this and further quarterly dividends will be announced in due course.

29.	When will Royal Dutch Shell plc’s first AGM be?

The first AGM of Royal Dutch Shell plc will be in 2006 – it will not have an AGM in 2005. Royal Dutch and ST&T will have separate AGMs in 2005 which are expected to be on 28 June 2005.

30.	Where will the new company’s AGM be held?

Royal Dutch Shell plc’s annual general meetings will, in general, be held in The Netherlands. However, a video link to a UK venue will also be made available to facilitate the attendance and participation of UK-based shareholders. The meetings will be conducted in English.

Full details of these arrangements have yet to be finalised and will be sent to shareholders together with their Notice of Meeting.

31.	What is the date of the 2005 AGM?

The AGMs of Royal Dutch and ST&T are expected to be held on 28 June 2005. Royal Dutch Shell plc’s first AGM will be in 2006.

32.	Will I still receive a Notice of Meeting?

Yes, if you are a registered shareholder and you have given your address to the company or to the appropriate shareholder registry. In addition, appropriate advertisements will appear in the press as is currently the case for Royal Dutch meetings.

33.	What should I do with my old share certificate?

If you have a share certificate representing either Royal Dutch or ST&T shares, you will be asked to destroy it or return it to the registrars as it will cease to have any monetary value. Full details of the arrangements for settlement of your shares in Royal Dutch Shell plc will be contained in the documents that are expected to be made available in May 2005.

34.	Who will be the new company’s registrar?

You will be advised who the registrars of the new holding company will be in the document expected to be made available in May 2005.

The registrar of Royal Dutch Shell plc, once appointed, will be responsible for maintaining the list of its shareholders. It will also be responsible for carrying out various administrative functions in connection with the relationship between Royal Dutch Shell plc and its shareholders as is normal for a UK incorporated public limited company.

35.	Will my current dividend mandate instruction be honoured?

Yes.

36.	I have a ST&T PEP/ISA. How does the Transaction impact on this?

Details of how you may be affected and of the steps you should take will be set out in the documents expected to be made available in May 2005. If you are in any doubt as to the course of action you should take you should obtain independent financial advice.

37.	Will my election to receive a Summary Annual Report, rather than the full version, be honoured?

Yes, if you have previously elected to receive a Summary Annual Report, rather than the full version, this election will be honoured.

38.	Will you be offering shareholders the option to sell their shares free of charge?

No, the Transaction does not include a free share dealing service.

39.	What will happen to my ST&T Preference shares?

Proposals will be made by ST&T to the holders of its 5.5 per cent First Preference Shares and its 7 per cent Second Preference Shares in conjunction with the implementation of the proposed Transaction. It is the intention that such shares should be repaid and cancelled prior to implementation of the Transaction.

40.	What will happen to all the old Royal Dutch and ST&T unclaimed dividends?

Unclaimed ST&T dividends are currently held for the collection of the person entitled to them for a period of 12 years from the date when they became due for payment. Unclaimed Royal Dutch dividends are held for a period of 6 years. These rights are unaffected by the unification of the parents and unclaimed dividends can still be collected as before.

41.	Why won’t Royal Dutch Shell plc have any bearer shares?

Royal Dutch Shell plc will be a UK incorporated, and London Stock Exchange listed, public limited company. It is not common practice for such companies to issue bearer shares. Such a step, today, is not necessary to facilitate trading of Royal Dutch Shell plc’s shares on the Euronext Amsterdam Exchange due to the advances in trading and settlement systems.

42.	What will happen to my Royal Dutch bearer shares listed on Euronext Amsterdam?

Your shares, which are probably in CF-form for clearing and settlement on the Euronext Amsterdam Exchange, will be exchanged for shares in Royal Dutch Shell plc if you tender your shares in the Tender Offer and all other requirements of the Transaction are met. You will be asked to tender your shares via your bank or broker.

43.	Will both the ‘A’ shares and the ‘B’ shares have separate ADR programmes?

Yes.

44.	What will be the difference between the Class ‘A’ and Class ‘B’ ADR programmes?

In seeking to preserve the current tax treatment of dividends for all shareholders, Royal Dutch Shell plc will have two ADR programmes, a Class ‘A’ programme and a Class ‘B’ programme. Holders of Royal Dutch’s New York registry shares will receive the Class ‘A’ ADRs and will receive Dutch-source dividends while ST&T ADR holders will receive the ‘B’ ADRs and, it is expected, UK-source dividends. It is expected that these ‘A’ and ‘B’ ADRs will otherwise be identical.

45.	What are the U.S. tax consequences of the proposed Transaction?

A summary of the tax consequences of the proposals will be contained in the definitive documents expected to be made available in May 2005. If you are in any doubt as to the tax treatment of the proposed Transaction you should consult an independent financial or tax adviser.

46.	Where can holders of ST&T ADRs and holders of Royal Dutch New York registry shares get the shareholder documents related to the Transaction?

Holders of ST&T ADRs are expected to receive shareholder documents related to the Scheme from the ADR Depositary, once these documents have been prepared and sent to the ADR Depositary.

Holders of Royal Dutch New York registry shares are expected to receive copies of the U.S. Prospectus and related documents for the Tender Offer by mail, when these documents have been prepared.

47.	I am a holder of Royal Dutch New York registry shares. How can I vote on the adoption of the Implementation Agreement?

Holders of Royal Dutch New York registry shares will receive shareholder documents through JPMorgan as registrar, which will detail the procedures for voting on the Implementation Agreement.

48.	I am a holder of ST&T ADRs. What will I receive in the Scheme?

If the Transaction is completed, holders of ST&T ADRs will receive Royal Dutch Shell plc Class ‘B’ ADRs. It is expected that one Royal Dutch Shell plc Class ‘B’ ADR will represent two Royal Dutch Shell plc ‘B’ shares. Accordingly, for every one ST&T ADR currently owned, a ST&T ADR holder will receive approximately 0.8621 new Royal Dutch Shell plc Class ‘B’ ADRs.

49.	I am a holder of Royal Dutch New York registry shares. What will I receive in the Tender Offer?

If the Tender Offer is completed, holders of Royal Dutch New York registry shares will receive Royal Dutch Shell plc Class ‘A’ ADRs. It is expected that one Royal Dutch Shell plc Class ‘A’ ADR will represent two Royal Dutch Shell plc ‘A’ shares. Accordingly, for every one Royal Dutch New York registry share currently owned, a Royal Dutch shareholder will receive one new Royal Dutch Shell plc Class ‘A’ ADR.

50.	How many ordinary shares will each Royal Dutch Shell ADR represent?

Each Royal Dutch Shell ADR will represent 2 ‘A’ or ‘B’ ordinary shares of Royal Dutch Shell plc. This means that a holder of one Royal Dutch ordinary share will be offered one new Royal Dutch Shell plc ADR as a result of the proposed Transaction. A holder of one ST&T ADR will be offered approximately 0.8621 new Royal Dutch Shell plc ADRs as a result of the Transaction.

51.	I am a holder of Royal Dutch New York registry shares. How can I accept the Tender Offer?

The U.S. Prospectus and related documents for the Tender Offer will contain details on how to accept the Tender Offer. It is expected that these documents will be made available in May 2005.

52.	Why are ST&T shareholders only getting 0.2874 RDS shares per existing ordinary share held when an RD holder is getting 2?

RD currently owns 60% of the Group and ST&T currently owns 40%. Accordingly, the terms of the Transaction are expected to provide that RD shareholders will be offered 60% of the issued ordinary shares of Royal Dutch Shell plc and ST&T shareholders will be offered 40%.

As at 18 February 2005, RD has 2,073.36 million shares in issue and ST&T has 9,620.1 million shares in issue. This means one RD share currently represents the same interest in the Group as 6.96 ST&T shares.

The terms of the Transaction are expected to provide that RD shareholders will be offered 2 Royal Dutch Shell plc shares for each RD share they own. Therefore, as each RD share currently represents the same interest in the Group as 6.96 ST&T shares, ST&T shareholders are expected to be offered 0.2874 Royal Dutch Shell plc shares for each ST&T share held (calculated on the basis of the current number of RD and ST&T shares in issue). [2 divided by 6.96 = 0.2874]

The proposed share exchange terms, described above, are expected to provide that both RD and ST&T shareholders will be offered shares in Royal Dutch Shell plc representing the same interest in the Group following implementation of the Transaction as their current holdings represent immediately prior to implementation.

LEGAL INFORMATION

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed Transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the proposed Transaction being satisfied (including the failure of Royal Dutch and ST&T shareholders to approve the proposed Transaction); the costs related to the proposed Transaction; the failure of the proposed Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell plc shares; the accounting implications of the proposed Transaction; tax treatment of dividends paid to shareholders and other factors affecting the Group businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisitions and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from re-categorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group’s businesses. None of Royal Dutch Shell plc, Royal Dutch and ST&T undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise. The distribution of this document in, into or from any jurisdiction other than The Netherlands, the United Kingdom and the USA may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements.

The proposals will not be made, directly or indirectly, in or into or by the use of the mails or any other means of instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, Japan, and will not be capable of acceptance by any such use, means, instrumentality or facilities or from or within Japan. The proposals are not being made to residents of Japan. The proposals may or may not be made to any person or company in Canada and Australia depending on the availability of exemptions from relevant regulations or the number of shareholders and their respective shareholdings in those jurisdictions. The decision whether or not to make the proposals available in Canada or Australia is at the sole discretion of Royal Dutch Shell, Royal Dutch and ST&T. This document does not constitute an offer or invitation to subscribe for securities. If the proposals described in this document are ultimately implemented, to the extent that a decision is made to extend the proposals, and any attendant offer or invitation to subscribe for securities, to Australian resident security holders of Royal Dutch or ST&T, any action that might be taken by such Australian residents in response to that extension will only be permitted to be done in accordance with the terms and instructions detailed in the formal proposal documentation.

This document and other documents related to the proposals may not be electronically provided to nor accessed by residents of Canada or Japan. Copies of this document and any other documents related to the proposal, are not being and must not be mailed or otherwise distributed or sent to any person or company in or into or from Canada or Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the proposals must not distribute or send it to any person or company in, into or from Canada or Japan.

This document does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of ST&T or Royal Dutch. The ST&T shareholders are urged to read the scheme document and listing particulars and the Royal Dutch shareholders are urged to read the offer document and the prospectus when they become available because they will contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars/prospectus will be available in due course.

The proposed Transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell plc, to all ordinary shareholders of Royal Dutch. You are urged to carefully review, where applicable (i) the Royal Dutch offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell plc and, (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Royal Dutch regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in the Netherlands or filed with the SEC and (ii) other documents made public in the Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell plc, Royal Dutch, and ST&T at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom.

All investment is subject to risk. The value of the Royal Dutch Shell plc shares may go down as well as up. Past performance is no guarantee for future returns. Investors and security holders of Royal Dutch and ST&T are advised to seek expert financial advice before making any decisions as regards the Royal Dutch exchange offer or the ST&T scheme of arrangement.